# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kingsway Financial Services Inc., CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001569725
Persons authorized to receive notices and communications: Adam J. Patinkin, c/o David Capital Partners, LLC, 737 N. Michigan Avenue, Suite 1405, Chicago, Illinois (IL), 60611, 312-878-0251

## Reporting persons
- David Capital Partners, LLC (CIK 0001569725): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,232,000; sole dispositive power 0; shared dispositive power 2,547,000; aggregate amount beneficially owned 2,547,000 (9.2% of the class)
  Comment: Number of shares beneficially owned by David Capital Partners, LLC with shared dispositive power includes (i) 275,000 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by David Capital Partners Fund, LP, and (ii) 1,040,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options held by David Capital Partners Special Situation Fund, LP.
- David Capital Partners Fund, LP (CIK 0001532695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 748,000; sole dispositive power 0; shared dispositive power 1,023,000; aggregate amount beneficially owned 1,023,000 (3.7% of the class)
  Comment: Number of shares beneficially owned by David Capital Partners Fund, LP with shared dispositive power includes 275,000 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by David Capital Partners Fund, LP.
- David Capital Partners Special Situation Fund, LP (CIK 0002054170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 484,000; sole dispositive power 0; shared dispositive power 1,524,000; aggregate amount beneficially owned 1,524,000 (5.5% of the class)
  Comment: Number of shares beneficially owned by David Capital Partners Special Situation Fund, LP with shared dispositive power includes 1,040,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options held by David Capital Partners Special Situation Fund, LP.
- Adam J. Patinkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,232,000; sole dispositive power 0; shared dispositive power 2,547,000; aggregate amount beneficially owned 2,547,000 (9.2% of the class)
  Comment: Number of shares beneficially owned by Mr. Patinkin with shared dispositive power includes (i) 275,000 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by David Capital Partners Fund, LP, and (ii) 1,040,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options held by David Capital Partners Special Situation Fund, LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Kingsway Financial Services Inc.
Address of issuer's principal executive offices: 10 S. Riverside Plaza, Suite 1520, Chicago, Illinois (IL), 60606
Comment: This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Kingsway Financial Services Inc. (the "Company").

## Item 2. Identity and Background
Name of person filing: This Statement is filed by (i) David Capital Partners, LLC, a Delaware limited liability company, (ii) David Capital Partners Fund, LP, a Delaware limited partnership ("DCP Fund"), (iii) David Capital Partners Special Situation Fund, LP, a Delaware limited partnership ("DCP Special"), and (iv) Adam J. Patinkin. The foregoing entities and person are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Residence or business address: The business address of each of the Reporting Persons is c/o David Capital Partners, LLC, 737 N. Michigan Avenue, Suite 1405, Chicago, Illinois 60611.
Present principal occupation or employment: The principal business of each of DCP Fund and DCP Special is serving as a private investment fund. The general partner of both DCP Fund and DCP Special is David Capital Partners, LLC. The principal business of David Capital Partners, LLC is to provide investment management services. The principal occupation of Mr. Patinkin is serving as Managing Partner of David Capital Partners, LLC.
Criminal convictions in the last five years: None of the Reporting Persons or any of their partners, managers, officers, or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or any of their partners, managers, officers, or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Patinkin is a U.S. citizen. David Capital Partners, LLC is a Delaware limited liability company. Both DCP Fund and DCP Special are Delaware limited partnerships.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The total cost for purchasing the Common Stock reported as directly held by DCP Fund was approximately $2,155,777, including fees and brokerage costs. The source of these funds was working capital.

The total cost for purchasing the Common Stock reported as directly held by DCP Special was approximately $3,884,683, including fees and brokerage costs. The source of these funds was working capital.

The information set forth in Item 4 regarding the stock options acquired by DCP Fund and DCP Special is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 26, 2025, affiliates of Joseph Stilwell, a director of the Company, sold 1,000,000 shares of Common Stock of the Company, as reported by Mr. Stilwell in a Form 4 filed with the Securities and Exchange Commission on March 27, 2025. These sales were made to DCP Fund, DCP Special, and other purchasers. DCP Fund acquired 125,000 shares of Common Stock and DCP Special acquired 460,000 shares of Common Stock, in each case at a price per share of $8.00.

On March 31, 2025, certain purchasers, including DCP Fund and DCP Special, entered into option agreements with Stilwell Value LLC, an affiliate of Mr. Stilwell, to acquire an aggregate of 1,750,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which options are exercisable by each investor (and DCP Fund and DCP Special together) in whole, and not in part, on December 29, 2025 and that expire at 5:00 p.m. Eastern Time on December 29, 2025. Pursuant to the option agreement entered into by DCP Fund and DCP Special, DCP Fund acquired the right to purchase 275,000 shares of Common Stock and DCP Special acquired the right to purchase 540,000 shares of Common Stock. A copy of the option agreement entered into by DCP Fund and DCP Special is attached hereto as Exhibit 99.1.

On March 31, 2025, DCP Special entered into an option agreement with Oakmont Capital Inc. to acquire 500,000 additional shares of Common Stock, at an exercise price of $8.25 per share, which option is exercisable by DCP Special in whole, and not in part, on December 29, 2025 and that expires at 5:00 p.m. Eastern Time on December 29, 2025. Terence M. Kavanagh, a director of the Company, is the President and a director of Oakmont Capital Inc. and Gregory P. Hannon, a director of the Company, is a vice president and director of Oakmont Capital Inc. A copy of the option agreement entered into by DCP Special is attached hereto as Exhibit 99.2.

In addition, DCP Special purchased 3,000 shares of Common Stock on March 27, 2025 for an average price of $7.96 and 21,000 shares of Common Stock on March 28, 2025 for an average price of $7.94.

On March 31, 2025, Mr. Patinkin was appointed to the Company's board of directors. Representatives of other acquirers of Common Stock and option agreements were also appointed to the Company's board on the same date.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, or as may be proposed by Mr. Patinkin in his capacity as a director of the Company or by the Company's board of directors with his participation. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, the price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, engaging in communications with management and/or the board of directors of the Company and their advisors, engaging in discussions with stockholders of the Company and others about the Company and the Reporting Persons' investment, making proposals to the Company concerning changes to the capitalization, the ownership structure, the structure, composition, and skill sets of the board of directors and senior management or the operations of the Company, purchasing additional securities of the Company, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Company, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Company, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 2,547,000 shares of Common Stock, which represents approximately 9.2% of the Company's outstanding shares of Common Stock. Each of DCP Fund and DCP Special directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

The Reporting Persons' holdings include an option to purchase 275,000 shares of Common Stock held by DCP Fund and options to purchase an aggregate of 1,040,000 shares of Common Stock held by DCP Special. These options have an exercise price of $8.25 per share and are exercisable in full, and expire on, December 29, 2025.

David Capital Partners, LLC, as the investment manager and general partner of each of DCP Fund and DCP Special, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by such entities. Due to his position with David Capital Partners, LLC, Mr. Patinkin may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by DCP Fund and DCP Special. David Capital Partners, LLC and Mr. Patinkin expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 27,537,151 shares of Common Stock reported by the Company as outstanding on March 17, 2025 in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 17, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of DCP Fund and DCP Special beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. David Capital Partners, LLC, as the investment manager and general partner of each of DCP Fund and DCP Special, has the shared power to direct the voting and disposition of the shares of Common Stock held by such entities. Due to his position with David Capital Partners, LLC, Mr. Patinkin may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by DCP Fund and DCP Special.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Option Agreement, dated March 31, 2025, by and between Stilwell Value LLC, as seller, and David Capital Partners Fund, LP, and David Capital Partners Special Situation Fund, LP, as buyers.

Exhibit 99.2 - Option Agreement, dated March 31, 2025, by and between Oakmont Capital Inc., as seller, and David Capital Partners Special Situation Fund, LP, as buyer.

## Signatures
- David Capital Partners, LLC: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Partner (04/02/2025)
- David Capital Partners Fund, LP: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Partner of David Capital Partners, LLC, the general partner of David Capital Partners Fund, LP (04/02/2025)
- David Capital Partners Special Situation Fund, LP: /s/ Adam J. Patinkin, Adam J. Patinkin, Managing Member of David Capital Partners, LLC, the general partner of David Capital Partners Special Situation Fund, LP (04/02/2025)
- Adam J. Patinkin: /s/ Adam J. Patinkin, Adam J. Patinkin (04/02/2025)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.